August 1, 2017

Via Edgar

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549

Attn:     Anuja A. Majmudar

Re:	Callon Petroleum Company
Registration Statement on Form S-4 filed July 24, 2017
File No. 333-219439

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Callon Petroleum Company (the “Company”) hereby requests that the effective date of the above-captioned Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m., Washington, D.C. time, on Tuesday, August 1, 2017, or as soon as practicable thereafter.

Very truly yours, CALLON PETROLEUM COMPANY

/s/ Joseph C. Gatto, Jr.
Joseph C. Gatto, Jr.
President and Chief Executive Officer

cc:	William B. Nelson, Haynes and Boone, LLP